Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted
	2015	2014	2015	2014
Average number of common shares outstanding	61,187	59,817	61,187	59,817
Average common shares due to assumed conversion of stock options	—	—	2,404	1,983
Total shares	61,187	59,817	63,591	61,800

Income from continuing operations	$13,468	$7,719	$13,468	$7,719
Income from discontinued operations, net of income taxes	272	4,771	272	4,771
Net income	13,740	12,490	13,740	12,490
Net loss attributable to non-controlling interest	(9)	(16)	(9)	(16)
Net income attributable to Pinnacle Entertainment, Inc.	$13,749	$12,506	$13,749	$12,506

Per share data:
Income from continuing operations	$0.22	$0.13	$0.22	$0.13
Income from discontinued operations, net of income taxes	—	0.08	—	0.08
Net income per common share	$0.22	$0.21	$0.22	$0.21

	For the nine months ended September 30,
	Basic		Diluted
	2015	2014	2015	2014
Average number of common shares outstanding	60,936	59,560	60,936	59,560
Average common shares due to assumed conversion of stock options	—	—	2,255	1,933
Total shares	60,936	59,560	63,191	61,493

Income from continuing operations	$56,340	$24,147	$56,340	$24,147
Income from discontinued operations, net of income taxes	5,188	5,096	5,188	5,096
Net income	61,528	29,243	61,528	29,243
Net loss attributable to non-controlling interest	(1,271)	(52)	(1,271)	(52)
Net income attributable to Pinnacle Entertainment, Inc.	$62,799	$29,295	$62,799	$29,295

Per share data:
Income from continuing operations	$0.94	$0.41	$0.91	$0.39
Income from discontinued operations, net of income taxes	0.09	0.09	0.08	0.08
Net income per common share	$1.03	$0.50	$0.99	$0.47